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                                                                    EXHIBIT 16.1



January 3, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal independent auditors of Discovery Toys, Inc. and, under the date of March 16, 2001 (except for Notes 2 and 15 which are as of December 7, 2001), we reported on the financial statements of Discovery Toys, Inc. as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and the period from January 15, 1999 to December 31, 1999. On December 28, 2001, we declined to stand for reelection. We have read Discovery Toys, Inc.'s statements included under Item 4 of dreamlife, inc.'s Form 8-K/A dated January 3, 2002 and we agree with such statements.

Very truly yours,

/s/ Comyns, Smith, McCleary LLP
Comyns, Smith, McCleary LLP